As filed with the Securities and Exchange Commission on November 2, 2004

Registration No. 333-116146

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTELLISYNC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	77-0349154
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2550 North First Street, San Jose, California 95131

(408) 321-7650

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Woodson Hobbs

President and Chief Executive Officer

Intellisync Corporation

2550 North First Street, San Jose, California 95131

(408) 321-7650

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

COPIES TO:

Elias J. Blawie

Thomas H. Tobiason

Heller Ehrman White & McAuliffe LLP

2775 Sand Hill Road

Menlo Park, California 94025

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The Registrant is filing this Post-Effective Amendment No. 1 to Form S-3 Registration Statement to update the table under the caption “Selling Securityholders” in the prospectus contained herein to add and delete the names and respective holdings of certain selling securityholders who have requested such changes.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the post-effective amendment to the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 2, 2004

PROSPECTUS

INTELLISYNC CORPORATION

$60,000,000 3% Convertible Senior Notes due March 1, 2009 and the

Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement in March 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

The notes are convertible, at the option of the securityholder, at any time prior to maturity into shares of our common stock at an initial conversion rate of 250.0000 shares per $1,000 principal amount of notes, subject to adjustment. We will pay interest on the notes on March 1 and September 1 of each year, beginning on September 1, 2004. The notes will mature on March 1, 2009, unless either converted or redeemed.

We may not redeem any of the notes prior to their maturity. In addition, holders may require us to repurchase the notes upon some types of change in control transactions.

The notes are not listed on any securities exchange or included in any automated quotation system. Our common stock is quoted on the Nasdaq National Market under the symbol “SYNC.” On November 1, 2004, the last reported sales price of our common stock was $2.24 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in the notes or the common stock offered by this prospectus involves risk. Beginning on page 4, we have listed several “ Risk Factors” which you should consider. You should read the entire prospectus carefully before you make your investment decision.

The date of this prospectus is         , 2004.

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE COVER. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

-i-

PROSPECTUS SUMMARY

The following is a summary of our business. You should carefully read the section entitled “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended July 31, 2004 and our other filings, for more information on our business and the risks involved in investing in our stock.

In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The section entitled “Risk Factors” beginning on page 4 of this prospectus, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report and Quarterly Reports contain a discussion of some of the factors that could contribute to those differences.

INTELLISYNC CORPORATION

Intellisync Corporation provides organizations with a suite of software products and services that synchronizes and distributes information that is critical to employees, customers and partners. Our Intellisync® software synchronizes information stored on a wide variety of mobile devices, through either a wired or wireless connection, such as the PalmOne Treo, RIM, Sony Clié and currently available smartphones, as well as enterprise groupware and vertical applications, such as Microsoft Outlook, Lotus Notes and PeopleSoft CRM. Our products effectively address the growing number of devices, access points, and data sources utilized by mobile workers in today’s enterprise, allowing organizations to improve productivity while reducing complexity. As a result, enterprises are able to leverage their existing investments without having to add costly mobile infrastructure. Our customer base has grown to include more than 200 original equipment manufacturers (OEMs), such as AOL, IBM, PeopleSoft and RIM, and approximately 1000 large enterprise accounts, including Domino’s Pizza, Merck, Pfizer and Procter & Gamble.

Since 1993, we have designed and developed mobile solutions for businesses and individuals worldwide. Our Intellisync software platform provides fast and accurate synchronization for today’s leading device and application platforms, including Palm OS, Pocket PC, Windows CE, Symbian, Pocket PC for Phones, Microsoft Exchange/Outlook, Lotus Domino/Notes, Novell GroupWise and ACT!. Our Intellisync Mobile Suite provides enterprises with a single resource for securely synchronizing personal information management, or PIM applications, email and custom database information, both locally and remotely, between desktop PCs, servers and mobile devices, and for managing handheld software and devices from one centralized location. Through our Intellisync products, we enable businesses, mobile professionals and consumers to leverage the increasing capabilities of new devices and applications while maintaining a secure and consistent record of information that is critical to their productivity. At the core of our synchronization and mobile infrastructure capabilities is our proprietary technology, for which we maintain a portfolio of 64 issued patents with more than 50 additional applications pending. In order to extend our technology leadership, we maintain research and development professionals in the United States and in Eastern Europe.

Company

Intellisync Corporation was incorporated in the state of California in August 1993 as Puma Technology, Inc. and we reincorporated in the state of Delaware in November 1996. We changed our corporate name from Pumatech, Inc. to Intellisync Corporation, effective February 17, 2004. Our principal executive offices are located at 2550 North First Street, Suite 500, San Jose, California 95131, and our website is www.intellisync.com. Our telephone number is (408) 321-7650. As of August 1, 2004, we had approximately 349 full-time employees. The information posted on our website is not incorporated into this prospectus.

TERMS OF THE NOTES

This prospectus covers the resale of $60,000,000 aggregate principal amount of the notes and 15,000,000 of our shares of common stock, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments and as additional interest, in circumstances described in the prospectus.

We issued and sold $60,000,000 aggregate principal amount of the notes on February 26, 2004, in a private offering to Morgan Stanley & Co. Incorporated, CIBC World Markets and Needham & Company, Inc., which we refer to collectively as the Initial Purchasers. We were told by the Initial Purchasers that the notes were resold in transactions which were exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, to persons the Initial Purchaser represented to us that it reasonably believed were “qualified institutional buyers” (as defined in Rule 144A under the Securities Act).

Shares of our common stock may be offered by the selling securityholders following the conversion of the notes.

The following is a brief summary of the terms of the notes. For a more complete description of the notes, you should read the section entitled “Description of the Notes” beginning on page 16 of this prospectus.

Securities Offered	$60,000,000 principal amount of 3% Convertible Senior Notes due 2009.

Maturity Date	March 1, 2009.

Ranking	The notes are senior unsecured obligations of Intellisync and rank junior to any future secured debt, on a parity with all of our other existing and future senior unsecured debt and prior to any existing or future subordinated debt. As of January 31, 2004, Intellisync had no senior or subordinated debt, except for ordinary course trade payables.

Interest	3% per annum on the principal amount, payable semi-annually in arrears in cash on March 1 and September 1 of each year, beginning September 1, 2004.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 250.0000 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the final maturity date.

Redemption	We may not redeem any of the notes prior to their maturity without your consent.

Designated Event	If a designated event (as described under “Description of Notes- Redemption at Option of the Holder”) occurs prior to maturity, you may require us to redeem all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

Registration Rights

We agreed to file a shelf registration statement, of which this prospectus is a part, with the SEC covering the resale of the notes and the underlying common stock within 90 days after the closing date of the offering of the notes. We will use our reasonable best efforts to have the registration statement declared effective within 180 days of the date of filing and to use our reasonable best efforts to keep the shelf registration statement effective until either of the following has occurred:

•      all securities covered by the registration statement have been sold; or

• the expiration of the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act of 1933, as amended, or any successor provision.

DTC Eligibility	The notes were issued in book-entry form and are represented by one or more permanent certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities are shown on, and transfers are effected only through records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities. See “Description of Notes-Form, Denomination and Registration-Global Note, Book-Entry Form.”

Trading	The notes are not currently listed and we do not intend to list the notes on any national securities exchange. Although the notes are currently eligible for trading on the PORTAL Market, notes resold pursuant to the registration statement of which this prospectus is a part will no longer be eligible for trading on the PORTAL Market.

Nasdaq National Market Symbol of our Common Stock	SYNC

Risk Factors	Investment in the notes and the common stock issuable upon conversion of the notes involves risk. You should carefully consider the information under “Risk Factors” and all other information included or incorporated by reference in this prospectus before investing in the notes or our common stock.

RISK FACTORS

An investment in the notes and the common stock issuable upon conversion of the notes involves significant risks. You should carefully consider the risks and uncertainties described below and the other information in or incorporated by reference into this prospectus including our financial statements before deciding whether to buy our notes and shares of our common stock issuable upon conversion of our notes. The risks and uncertainties described below are intended to be the ones that are specific to our company or industry and that we deem to be material, but are not the only ones that we face. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make or incorporate by reference in this prospectus.

Risks Related to Our Business

We have historically incurred losses and we expect these losses to continue in the future. We may not be able to sustain consistent future revenue growth on a quarterly or annual basis, or achieve or maintain profitability.

We have not been profitable since fiscal 1998. Although we have reported sequential revenue growth since the fiscal quarter ended October 31, 2002, we cannot be certain that this growth will continue at the same rate, or that our revenues will not decline in the future. We have experienced losses of $9.5 million, $7.7 million and $34.5 million for fiscal 2004, 2003 and 2002, respectively. At July 31, 2004, we had an accumulated deficit of $131.1 million. To become profitable and sustain profitability, we will need to generate additional revenues to offset our expenses. We may not achieve or sustain revenue growth and our losses may continue or increase in the future. The synchronization market is new and evolving, and as a result we cannot accurately predict either the future growth rate, if any, or the ultimate size of the market for our products and services. Because our operating expenses are relatively fixed in the short term, any shortfalls in revenues would materially affect our results of operations.

Our quarterly revenues and operating results are subject to significant fluctuations, and our stock price may decline if we do not meet the expectations of investors and analysts.

Our quarterly revenues and operating results are difficult to predict and have and may in the future fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. These factors include, but are not limited to:

•	the recent decline in the market for traditional personal digital assistants;

•	our ability to realize our goals with respect to recent and potential future acquisitions;

•	our need and ability to generate and manage growth;

•	market acceptance of products in which our software is integrated by original equipment manufacturers, or OEMs;

•	growth in the market for enterprise synchronization applications and our ability to successfully address this market;

•	rapid evolution of technology;

•	our evolving business model;

•	litigation-related expenses;

•	our reliance on international sales and growth;

•	our ability to penetrate the European market;

•	fluctuations in gross margins;

•	the seasonal nature of the market for our products;

•	changes in the market for synchronization;

•	introduction of new products and services by us or our competitors;

•	changes in our mix of sources of revenues;

•	entrenched and substantial competition; and

•	continued difficult political and economic conditions.

Additionally, we generally derive our technology licensing revenues from multi-year contracts with enterprise and other customers that frequently include license fees, professional services fees, royalty payments and maintenance. We typically earn both the license fees and the professional services in the initial one or two quarters subsequent to the signing of a contract. We periodically have large professional services implementations that individually contribute as much as 5% or more to quarterly revenue. Combined with related license revenues, total revenue from individual customers in the initial quarters of a contract may exceed the revenues we earn during subsequent periods covered by the contract. To the extent that we do not secure additional contracts with the same customer or secure comparably sized commitments from other customers, we may not be able to sustain or grow our revenues.

If we fail to develop and sell products designed for OEMs, enterprises and wireless carriers, our revenues and operating results will be adversely affected.

We have recently made substantial investments to develop and offer an expanded range of enterprise synchronization applications, including our acquisition of Synchrologic, Inc. and Search Software America Pty. Ltd. Our operating plans assume revenue growth from this market. Enterprise sales present a variety of challenges that are different from those inherent in our historical licensing and consumer business model, and we have limited experience addressing these challenges. For example, enterprise sales typically involve large up-front license fees, which can result in lengthy sales cycles and uncertainties as to the timing of sales driven by customers’ budgetary processes. As a result, we generally have less visibility into future enterprise sales than is typically the case in our royalty-based technology licensing business. In addition, while enterprise sales generally result in ongoing maintenance revenues and may lead to follow-on purchases or upgrades, we are typically dependent on sales to new customers for a significant portion of our enterprise revenues in a given quarter. If our product and service offerings fail to achieve market acceptance, or if enterprise sales fail to meet our expectations in a particular quarter, our revenues and operating results may be materially and adversely affected.

We are placing increasing emphasis on our carrier hosting services of which potential rapid growth may be difficult to manage effectively, and, as a result, our results of operations could be adversely affected.

We are increasingly focusing our sales and marketing and engineering efforts on carrier hosting services, of which we expect a high rate of growth. This focus may cause increased business risks associated specifically with our ability to manage the level of complexity involved in executing successfully our strategies to provide superior services for wireless carriers. The rapid growth of our carrier hosting business may place a significant strain on our management, operations and resources. Our future performance and profitability will depend on our ability to:

•	increase our capital investments and further build our infrastructure to meet the demands of our carrier customers;

•	maintain technical capabilities to compete effectively in the hosting business; and

•	effectively oversee and manage our outsourced hosting center;

There can be no assurance that our systems, procedures and controls will be adequate to support expansion of our rapid growth. If we are unable to manage our growth successfully, our business and results of operations could be harmed.

We expect that we may become increasingly dependent on wireless carriers for the success of our wireless handheld and smartphone products.

The success of our wireless business strategy is increasingly becoming dependent on our ability to establish new relationships and build on our existing relationships with domestic and international wireless carriers. We cannot assure you that we will be successful in establishing new relationships or advancing existing relationships with wireless carriers or that these wireless carriers will act in a manner that will promote the success of our wireless products. Factors that are largely within the control of wireless carriers but which are important to our success, include:

•	testing of our products on wireless carriers’ networks;

•	quality and coverage area of wireless services offered by the wireless carriers;

•	the degree to which wireless carriers facilitate the introduction of and actively promote, distribute and resell our products;

•	the extent to which wireless carriers require specific hardware and software features on our products to be used on their networks;

•	contractual terms and conditions imposed on us by wireless carriers that, in some circumstances, could limit our ability to make similar products available through competitive carriers in some market segments; and

•	wireless carriers’ pricing requirements and subsidy programs.

        Wireless carriers have significant bargaining power as we negotiate agreements with them. They could require contract terms that are difficult for us to meet and could result in higher costs to complete certification requirements and negatively impact our results of operations and financial condition. Wireless carriers also place significantly conditions on our ability to develop and launch products for use on their wireless networks. If we fail to address the needs of wireless carriers, identify new product and service opportunities or modify or improve our products in response to changes in technology, industry standards or wireless carrier requirements, our products could rapidly become less competitive or obsolete. If we fail to timely develop products that meet carrier product planning cycles or fail to deliver sufficient quantities of products in a timely manner to wireless carriers, those carriers may choose to offer similar products from our competitors and thereby reduce their focus on our products which would have a negative impact on our business, results of operations and financial condition.

In addition, the potential rapid growth of our business, as we become more dependent on wireless carriers, may place a strain on our management, operations, employees, or resources. We may not be able to maintain a rapid growth rate, effectively manage our expanding operations, or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, we may experience operating inefficiencies, and our net income may be materially adversely affected.

Most sales with wireless carriers and enterprise have a long sales cycle process, which increases the cost of completing sales and renders completion of sales less predictable.

The sales cycle process with wireless carriers could be long, making it difficult to predict the quarter in which we may recognize revenue from a sale, if at all. The general length of the sales cycle increases our costs and may cause license revenue and other operating results to vary significantly from period to period. Our products or technology often are part of significant strategic decisions by our customers regarding their information systems. Accordingly, the decision to license our products typically requires significant pre-purchase evaluation. We spend substantial time providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend significant funds in sales and marketing efforts. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, our operating results may be adversely affected.

Revenues from hosting services may carry lower gross margins and an overall increase in such revenues as a percentage of total revenues could have an adverse impact on our business.

Our commitment to providing quality services to our enterprise and wireless carrier customers may result in our hosting services revenue to have a lower gross margin than other services and license revenues. Due to the lower margin, an increase in the hosting services revenue as a percentage of total revenues could have a detrimental impact on our overall gross margins and could adversely affect operating results. In addition, a change in the mix between services that are provided by our employees and services provided by third-party vendors may negatively affect our gross margins.

System failures or accidental or intentional security breaches could disrupt our operations, cause us to incur significant expenses, expose us to liability and harm our reputation.

Our operations, including hosting services, depend upon our ability to maintain and protect our computer systems and core business applications, which are located at our offices, as well as hosted by third-party vendors. Although we are taking various precautions to maintain and protect our systems, they could still be vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. We maintain insurance against break-in, unauthorized access, vandalism, fires, floods, earthquakes and general business interruptions. The amount of coverage, however, may not be adequate in any particular case, and will not likely compensate us for all the damages caused by these or similar events. In addition, while we put various security measures in place to detect any unauthorized access to our computers and computer networks, we may be unable to prevent computer programmers or hackers from penetrating our network security or creating viruses to sabotage or otherwise attack our computer networks from time to time. A breach of our security could seriously damage our operations or reputation. In addition, because a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services, we might be required to expend significant resources to protect against, or to alleviate, problems caused by hackers. We might also face liability to persons harmed by misappropriation of secure information if it is determined that we did not exercise sufficient care to protect our systems.

Systems failure or damage could cause an interruption of our services and result in loss of customers, difficulties in attracting new customers and could adversely impact our operating results. In addition, if the number of customers who purchase our hosting services increases over time, our systems must be able to accommodate increased usage. If we are unable to increase our capacity to accommodate growth in usage, we could encounter system performance issues, which could harm our relationships with customers and our reputation.

If we fail to maintain our existing relationships or enter into new relationships with OEM and business development organizations, or if products offered by our OEM partners fail to achieve or maintain market acceptance, our brand awareness, the sales of our products and use of our services would suffer.

Our revenues from technology licensing depend, in large part, on our ability to develop and maintain relationships with OEM and business development organizations that help distribute our products and promote our services. We depend on these relationships to:

•	distribute our products to purchasers of mobile devices;

•	increase the use of our technology licensing components;

•	build brand awareness through product marketing; and

•	market our products and services cooperatively.

If the products that these equipment manufacturers or business development organizations sell, or if the operating systems upon which these products are based, fail to achieve or sustain market acceptance, or if any of these companies cease to use our product and service offerings in significant volumes, our product sales would decline and our business would suffer. For example, if growth in the number of devices sold by our OEM partners is delayed or did not occur, our business would suffer.

Although several OEMs are subject to certain contractual minimum purchase obligations, we cannot be certain that any particular OEM will satisfy its minimum obligations. Weakening demand from any key OEM and the inability to replace revenue provided by such an OEM could have a material adverse effect on our business, operating results and financial condition. We maintain individually significant receivable balances from major OEMs. If these OEMs fail to meet their payment obligations, our operating results could be materially and adversely affected.

Our agreements with OEMs, distributors, and resellers generally are nonexclusive and may be terminated on short notice by either party without cause. Furthermore, our OEMs, distributors and resellers are not within our control, are not obligated to purchase products from us, and may represent other lines of products, including competing products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors, and resellers could lead to reduced sales and could materially adversely affect our operating results.

Our market changes rapidly due to evolution in technology and industry standards. If we do not adapt to meet the sophisticated needs of our customers, our business and prospects will suffer.

The market for our products and services is characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions. The traditional personal digital assistant market, appears to be declining and may continue to do so, just as sales in competing markets, such as smartphones and other multi-function mobile phones may be increasing. Our future success will depend to a substantial degree on our ability to offer products and services that adapt to these changing markets, incorporate leading technology, address the increasingly sophisticated and varied needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Our rapidly evolving market makes it more likely that:

•	our technology or products may become obsolete upon the introduction of alternative technologies;

•	we may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies or service offerings of other companies; and

•	we may not be able to respond effectively to the technological requirements of the changing market.

To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies and equipment are likely to continue to require significant capital investment by us. Moreover, we cannot be certain that we can develop, market and deliver new products and technology on a timely basis. Sufficient capital may not be available for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable technological processes and there may not be commercial applications for such technologies. If we do not develop, acquire and introduce new products and services and achieve market acceptance in a timely manner, our business and prospects will suffer.

Our business and prospects depend, to a significant degree, on demand for wireless and other mobile computing devices.

The use of wireless and other mobile computing devices for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has begun to develop only in recent years. Our success will depend in large part on continued growth in the use of wireless and other mobile computing devices including handheld computers, smart phones, pagers and other mobile devices. In addition, our markets face critical unresolved issues concerning the commercial use of wireless and other mobile computing devices, including security, reliability, cost, ease of access and use, quality of service, regulatory initiatives and necessary increases in bandwidth availability. Demand for, and market acceptance of, wireless and other mobile computing devices which require our products and services are subject to a high level of uncertainty and are dependent on a number of factors, including:

•	the growth in access to, and market acceptance of, new interactive technologies;

•	growth in sales of handheld devices, smart phones and other mobile computing devices supported by our software and growth in wireless network capabilities to match end-user demand and requirements;

•	emergence of a viable and sustainable market for wireless and mobile computing services;

•	our product and service differentiation and quality;

•	the development of technologies that facilitate interactive communication between organizations;

•	increases in bandwidth for data transmission;

•	our distribution and pricing strategies as compared with those of our competitors;

•	the effectiveness of our marketing strategy and efforts;

•	our industry reputation; and

•	general industry and economic conditions such as slowdowns in the computer or software markets or the economy in general.

If the market for wireless and other mobile computing devices as a commercial or business medium does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

Even if the wireless and mobile computing services market does develop, our products and services may not achieve widespread market acceptance. If our target customers do not adopt, purchase and successfully deploy our other current and planned products and services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed.

Our revenues from consumer sales are subject to risks associated with the declining wired PDA market and reliance on sales distribution channels.

While the market for converged mobile devices or smartphones and other wireless mobile devices has experienced growth recently, the market for traditional personal digital assistants, or PDAs, has declined. In addition, Sony Corporation recently announced its departure from the US PDA market, dropping development of its CLIE product line in the United States. The decline in traditional PDA sales had a direct impact on sales of our Intellisync products through the consumer and online channels, where sales of our synchronization software typically occur at the same time a PDA is purchased, or shortly thereafter. The increase in demand for smartphones and other such devices may not offset the decline in traditional PDA sales. Our consumer sales are also dependent upon distribution and marketing channels outside our control. Ingram Micro US is our largest distributor and accounted for less than 10% of our total revenue during fiscal 2004 and 10% and 17% of our total revenue during fiscal 2003 and 2002, respectively. There are also a significant number of our customers that purchase our products and services through other resellers, and we anticipate they will continue to do so as we expand our product offerings. Our sales, therefore, could also be negatively affected by disruptions in our relationships with resellers or disruptions in the relationships between our resellers and customers. Resellers may also choose not to emphasize our products to their customers. If we are unable to offset declining revenues from PDA-related software, or if we experience disruption in, or reduced selling efforts from, our distribution channels, our revenues derived from consumer sales would be adversely affected.

If we are unable to provide satisfactory and high quality services through our professional services group, customer satisfaction and demand for our products will suffer.

Many of our customers have been successful in implementing our various technology initiatives without further provision of technical service. However, we believe that building strong relationships with our customers, as well as future growth in our product sales, depends on our ability to provide our customers with professional services, including customer support, training, consulting and initial implementation and deployment of our products when necessary. We have an in-house professional services group and use international software development partners with a workforce that can perform these tasks and that also educates third-party systems integrators in the use of our products so that these systems integrators can provide these services to our customers. If we are unable to develop sufficient relationships with third-party systems integrators and other customers, unable to complete product implementations in a timely manner, or unable to provide customers with satisfactory and quality support, consulting, maintenance and other services, we could face customer dissatisfaction, damage to our reputation, decreased overall demand for our products and loss of revenue.

We face intense competition in the market for mobile computing synchronization products and services, which could reduce our market share and revenues.

Our market contains few substantial barriers to entry. We believe we will face additional competition from existing competitors and new market entrants in the future. We are subject to current and potential competition with respect to our Intellisync Handheld Edition, Intellisync Handheld Edition for Enterprise, Intellisync Mobile Suite, Intellisync Phone Edition, Intellisync SyncML Server and Identity Systems:

•	Intellisync Mobile Suite server-based software - Aether Systems, CommonTime, Extended Systems, FusionOne, Inc., Good Technology, Inc., InfoSpace, Inc., Infowave Software, JP Mobile, Inc., Microsoft, Openwave, Inc., Research In Motion Limited, Sybase Inc.’s iAnywhere, Wireless Knowledge, Inc., and others.

•	Intellisync consumer and enterprise desktop sync products - Chapura, Inc.’s Pocket Mirror, CommonTime’s Cadenza mNotes, Extended Systems, Inc.’s OneBridge Mobile Groupware, IBM Corporation’s Lotus Software EasySync Pro, Microsoft Corporation’s ActiveSync, Palm Desktop from PalmSource, Inc., Sybase Inc.’s iAnywhere, and others.

•	Intellisync Phone Edition software - FutureDial, Inc.’s SnapSync, Susteen, Inc.’s DataPilot and others.

•	Intellisync SyncML Server and Intellisync Mobile Suite for Wireless Operators - Good Technology, Inc., Research In Motion Limited, Seven Networks, Inc., Smartner Information Systems Ltd, Visto Corporation, and others.

•	Identity Systems- Ascential, Dataflux, Firstlogic, Group1, Intelligent Search Technology, Language Analysis Systems, Trillium Software, and others.

In addition to the direct competition noted above, we face indirect competition from existing and potential customers that may provide internally developed solutions for each of our technology licensing components. As a result, we must educate prospective customers as to the advantage of our products compared to internally developed solutions. We currently face limited direct competition from major applications and operating systems software vendors who may in the future choose to incorporate data synchronization functionality into their operating systems software, thereby potentially reducing the need for OEMs to include our products in their devices. For example, Microsoft’s inclusion of certain features permitting data synchronization between computers utilizing the Windows 2000, Windows Me, Windows NT or Windows XP operating systems, or the Exchange 2003 platform, may have the effect of reducing revenue from our software if users of these operating systems perceive that their data synchronization needs are adequately met by Microsoft.

Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater brand recognition and more established relationships in the industry than we do. Our larger competitors may be able to provide customers with additional benefits in connection with their products and costs, including reduced communications costs. As a result, these companies may be able to price their products and services more competitively than we can and respond more quickly to new or emerging technologies and changes in customer requirements. If we are unable to compete successfully against our current or future competitors, we may lose market share, and our business and prospects would suffer.

We may be unable to adequately protect our proprietary rights.

The rights we rely upon to protect our intellectual property underlying our products and services may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology. These efforts also may not prevent others from developing products or technologies similar to, competitive with, or superior to those we develop. Any of these results could reduce the value of our intellectual property. We may be forced to litigate to enforce or defend our intellectual property rights and to protect our trade secrets. Any such litigation could be very costly and could distract our management from focusing on operating our business. Moreover, our business could be harmed if our patents were determined to be invalid.

We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.

Third parties may assert infringement or other intellectual property claims against us. From time to time, we receive notices from third parties alleging that our products or services infringe proprietary rights held by them. For example, as we announced in August 2004, NCR Corporation has filed a complaint alleging patent infringement in the U.S. District Court for the Southern District of Ohio Western Division (Dayton). In the complaint, NCR alleges that certain of our products infringe upon three of NCR’s patents. We have also received a notice from a customer to which we may have indemnification obligations under some circumstances, informing us that it had received a notice from a third party alleging that the customer’s product infringes the third party’s proprietary rights. We or our customers may receive other similar notices from third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from offering products or operating our business as planned.

Based on our lengthy review of NCR’s claim, we believe that we do not infringe upon any of the asserted NCR patents. Separately, on September 9, 2004, we filed a complaint for declaratory judgment against NCR requesting, among other things, that a judgment be entered finding that we do not infringe an NCR patent asserted against one of our licensees, Garmin Ltd., and finding that patent to be invalid.

Due to the inherently uncertain nature of intellectual property protection and the competitive area in which we operate our business, it is possible that some or all of our products and services could be found to be infringing on the intellectual property of others. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products or services infringe a third party’s proprietary rights. We may have to comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms, or at all. We could also be subject to claims for indemnification resulting from infringement claims made against our customers, which could increase our defense costs and potential damages. Even if the claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns.

We have been, are and may in the future be involved in litigation that could result in significant costs to us.

In order to protect our proprietary rights, we may decide to sue other companies. For example, in 2002, we filed a patent infringement suit against Extended Systems, alleging that Extended Systems’ server and desktop products infringe on eight of our synchronization-related patents. We recently settled this litigation matter. Litigation proceedings are inherently uncertain, and we may not prevail in our defenses or claims. In addition, such litigation is expensive and time-consuming, and management had been in the past and may in the future be required to spend significant time in the prosecution of such suit. If we do not prevail in our claims, we might be forced to accept an unfavorable settlement or judgment and even be required to reimburse other companies in a suit for their legal expenses in defending the suit. An unfavorable settlement or judgment could also materially harm our ability to use existing intellectual property and severely harm our business as a result.

If we are forced to defend against third-party infringement claims such as that made by NCR, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel, or result in product shipment delays. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims either against us or against those who license technology to or from us, we may be required to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business. Any litigation, whether brought by or against us, could cause us to incur significant expenses and could divert a large amount of management time and effort. A claim by us against a third party could, in turn, cause a counterclaim by the third party against us, which could impair our intellectual property rights and harm our business.

We are dependent on our international operations for a significant portion of our revenues.

International revenue, primarily from customers based in Japan and Europe, accounted for 33%, 36% and 31% of our revenue in fiscal 2004, 2003 and 2002, respectively. The increase in our international annual revenues from fiscal 2003 to fiscal 2004 accounted for 29% of our total annual revenue increase for fiscal 2004. In the future, we may further expand our international presence. As we continue to expand internationally, we are increasingly subject to risks of doing business internationally, including:

•	longer payment cycles and problems in collecting accounts receivable;

•	seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

•	unexpected changes in regulatory requirements and tariffs;

•	export controls relating to encryption technology and other export restrictions;

•	reduced protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates, which we do not hedge against;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax consequences; and

•	an adverse effect on our provision for income taxes based on the amount and mix of income from international customers.

Our international sales growth will be limited if we, in the future, are unable to expand international sales channel management and support, customize products for local markets, and develop relationships with international service providers, distributors and device manufacturers. For example, in recent quarters we have invested substantially in expanding sales operations in Europe, and these investments may not generate offsetting increases in revenues. Even if we are able to expand international operations successfully, we cannot be certain that we will succeed in maintaining or expanding international market demand for our products.

Geographic expansion and growth, including the establishment of new sales or engineering operations, may negatively affect our overall operations and cause us to incur significant additional costs and expenses.

We established engineering facilities in Sofia, Bulgaria and Cluj-Napoca, Romania and, in the future, we may further expand our engineering or sales operations to other geographic areas within the United States and internationally. Our expansion may cause us to incur various costs and expenses, and may place a significant strain upon our operating and financial systems and resources that could materially adversely affect our financial results following such an expansion. We also face significant business risks related to the difficulty in assimilating new operations and the diversion of management’s attention from other business. Additionally, if we fail to align employee skills and populations with revenue and market requirements, it may have a material adverse impact on our business and operating results. Moreover, these newly established operations may not contribute significantly to our sales or earnings.

Foreign exchange fluctuations could decrease our revenues or cause us to lose money, especially since we do not hedge against currency fluctuations.

To date, the majority of our customers have paid for our products and services in United States dollars. For fiscal years 2004, 2003 and 2002, costs denominated in foreign currencies were nominal and we had minimal foreign currency losses during those periods. However, we believe that in the future an increasing portion of our costs will be denominated in foreign currencies as we increase operations in Europe and open offices in other countries. We currently do not engage in foreign exchange hedging activities and, although we have not yet experienced any material losses due to foreign currency fluctuation, a small portion of our international revenues are currently subject to the risks of foreign currency fluctuations, and these risks will increase as our international revenues increase.

Our recent and any potential acquisitions could require significant management attention and prove difficult to integrate with our business, which could distract our management, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our strategy, we intend to continue to make investments in complementary companies, products or technologies. We recently acquired SoftVision SRL’s workforce (through a transfer in June 2004), Search Software America Pty. Ltd. (in March 2004), Synchrologic, Inc. (in December 2003) and Spontaneous Technology, Inc. (in September 2003), substantially all of the assets of Loudfire, Inc. (in July 2003) and Starfish Software, Inc. (in March 2003). We may not realize future benefits from any of these acquisitions, or from any acquisition we may make in the future. If we fail to integrate successfully our past and future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges.

Acquisitions involve a number of additional difficulties and risks to our business, including, but not limited to, the following:

•	failure to integrate management information systems, personnel, research and development and marketing, sales and support operations;

•	potential loss of key employees from Intellisync or the acquired company;

•	disruption of our ongoing business;

•	potential loss of the acquired company’s customers;

•	failure to develop further the acquired company’s technology successfully, resulting in the potential impairment of amounts capitalized as intangible assets;

•	unanticipated costs and liabilities;

•	amortization expenses related to intangible assets (other than goodwill); and

•	impairment charges under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Further, we have issued common stock and paid cash for recent acquisitions and may have to pay cash, incur debt or issue equity securities to pay for any future acquisition, each of which could affect our financial condition or the market price of our common stock. The sale of additional equity or debt to finance such future acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Goodwill and other intangibles resulting from our acquisitions could become impaired.

As of July 31, 2004, our goodwill, developed and core technology and other intangibles amounted to $95,116,000, net of accumulated amortization. We ceased to amortize our existing goodwill upon our adoption of SFAS No. 142 in the beginning of fiscal 2003. We will amortize approximately $8,386,000, $7,720,000, $6,777,000, $3,354,000 and $3,591,000 of developed and core technology and other intangibles in fiscal 2005, 2006, 2007, 2008 and thereafter, respectively. We expect, however, that amortization expense may increase significantly as a result of any future acquisitions. To the extent we do not generate sufficient cash flows to recover the net amount of any investment in goodwill and other intangibles recorded, the investment could be considered impaired and subject to write-off. We expect to record further goodwill and other intangible assets as a result of any future acquisitions we may complete. Future amortization of such other intangible assets or impairments, if any, of goodwill would adversely affect our results of operations in any given period.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud. We periodically assess our system of internal controls, and the internal controls of service providers upon which we rely, to review their effectiveness and identify potential areas of improvement. These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary. In addition, from time to time we acquire businesses, many of which have limited infrastructure and systems of internal controls. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention, particularly in the case of newly acquired entities. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our common stock.

We may have difficulty implementing in a timely manner the internal controls procedures necessary to allow our management to report on the effectiveness of our internal controls, and we may incur substantial costs in order to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 has introduced many new requirements applicable to us regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the Act for management to report on our internal controls over financial reporting and for our registered public accountant to attest to this report. We are required to comply with Section 404 effective the fiscal year ending July 31, 2005. Our management has begun the necessary processes and procedures for issuing its report on our internal controls.

Our recent acquisitions of companies, some of which have operations outside the United States, provided us with challenges in implementing the required processes and procedures in our acquired operations. These acquired companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by securities law in the United States. We, therefore, intend to devote substantial time and have incurred and will continue to incur substantial costs during fiscal 2005 to implement appropriate controls and procedures in all our offices, including our acquired companies to ensure compliance. We cannot, however, be certain that we will be successful in complying with Section 404.

Future sales of our common stock, including the shares underlying the convertible senior notes we recently issued, may depress our stock price.

If our current stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. In addition, these sales of common stock could adversely affect the trading price of our recently issued convertible senior notes and impede our ability to raise funds in the future at an advantageous price, or at all, through another sales of securities. We have recently issued shares of our common stock in connection with our acquisitions of Synchrologic and Spontaneous Technology and substantially all of the assets of Loudfire.

As of October 31, 2004, we had approximately 66,197,675 shares of common stock outstanding. The total number of outstanding shares includes a total of approximately 1,435,890 shares of common stock issued in connection with our acquisitions that are subject to certain contractual restrictions. These restrictions expire, and the shares will become freely tradable, as follows:

•	up to 1,211,000 shares that may be released from escrow on December 31, 2004, issued in connection with our acquisition of Synchrologic; and

•	up to 224,890 shares that may be released from escrow on or before March 31, 2005, issued in connection with our acquisition of Spontaneous Technology.

Assuming that the maximum number of shares and options are issued and registered by us in connection with all of our recent acquisitions and assuming that all shares subject to vested options to purchase common stock under our stock plans are issued, additional shares of our common stock could become issued or issuable and freely tradeable in the public market through approximately October 31, 2005, as follows:

•	approximately 340,000 shares of our common stock that may be issued in February and August 2005 under our employee stock purchase plan; and

•	4,779,804 shares issuable upon exercise of outstanding options that will be vested by October 31, 2005.

In addition, conversion of some or all of the $60,000,000 aggregate principal amount of convertible subordinated notes that we issued in March 2004 will dilute the ownership interests of investors. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.

We may incur significant stock-based compensation charges related to certain stock options and restricted stock in future periods.

Based on accounting standards involving stock compensation, we have incurred and will continue to incur noncash accounting charges related to stock options, including those associated with our cancellation/regrant programs. Those standards require us to remeasure compensation costs for such options each reporting period based on changes in the market value of the underlying common stock. Depending upon movements in the market value of our common stock, the variable accounting treatment of those stock options may result in significant additional non-cash compensation costs in future periods.

In addition, the Financial Accounting Standards Board (FASB) recently issued a proposed statement, “Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,” that addresses the accounting treatment for employee stock options and other share-based payment transactions. The proposed statement would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expenses. If passed, the proposed statement and the change in accounting treatment could result in our reporting increased operating expenses, which would decrease any reported net income or increase any reported net loss, and could adversely affect the market price of our common stock.

Our stock price has historically been and may continue to be volatile, which may cause you to lose money and could lead to costly litigation against us that could divert our resources.

Stock markets have recently experienced dramatic price and volume fluctuations, particularly for shares of technology companies. These fluctuations can be unrelated to the operating performance of these companies. Broad market fluctuations may reduce the market price of our common stock and cause you to lose some or all of your investment. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive nature and growth rate of our business and the mobile computing synchronization market, the market price of our common stock has in the past and may in the future rise and fall in response to:

•	quarterly variations in operating results;

•	seasonal fluctuations on product sales;

•	announcements of technological innovations;

•	announcements of new software or services by us or our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	commencement or outcome of litigation involving us;

•	changes in financial estimates by securities analysts; and

•	other events beyond our control, including general market conditions.

Furthermore, our operating results and prospects from time to time may be below the expectations of public market analysts or investors. Any negative change in the public’s perception of companies in the wireless communications market could depress our stock price regardless of our operating results. Recently, companies experiencing high volatility or significant drops in their stock prices have faced securities class action lawsuits when the market price of a stock has been volatile. Holders of that stock have often instituted securities class action litigation against the company that issued the stock when such stock declines. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Further, any settlement of such a lawsuit could adversely affect us.

We depend on key employees in a competitive market for skilled personnel.

The success of our business will continue to depend upon certain key technical and senior management personnel, including our president and chief executive officer, Woodson Hobbs; chief operating officer, Clyde Foster; chief marketing officer, Robert Gerber; chief strategy officer, Steven Goldberg; chief financial officer, J. Keith Kitchen; and chief technology officer, Said Mohammadioun, many of whom would be extremely difficult to replace. Competition for such personnel is intense, and we cannot be certain that we will be able to retain our existing key managerial, technical, or sales and marketing personnel. The loss of these officers and other or key employees in the future might adversely affect our business and impede the achievement of our business objectives. We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and qualified product development personnel. In addition, competition for employees in our industry and geographic location could be intense. We may not be able to continue to attract and retain skilled and experienced personnel on acceptable terms. Our ability to hire and retain such personnel will depend in part upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will adversely affect our business.

We may have to expend substantial funds on sales and marketing in the future.

To increase awareness for our new and existing products, technology and services, we expect to spend significantly more on sales and marketing in the future. We also plan to continue to leverage our relationships with industry leaders and to expand and diversify our sales and marketing initiatives to increase our sales to wireless carriers and enterprises. If our marketing strategy is unsuccessful, we may not be able to recover these expenses or even generate any revenues. We will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of our products, technology and services. We may also elect to enter into agreements or relationships with third parties regarding the promotion or marketing of our products, technology and services. We cannot be certain that we will be able to establish adequate sales and marketing capabilities, that we will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms, or that any third parties with whom we enter into such arrangements will be successful in marketing and promoting the products, technology and services offered by us.

We are exposed to the risk of product returns from retailers, which are estimated and recorded by us as a reduction in sales.

Although we attempt to monitor and manage the volume of our sales to retailers, overstocking by retailers or changes in their inventory level policies or practices may require us to accept returns above historical levels. In addition, the risk of product returns may increase if the demand for new products we introduce is lower than what we anticipate at the time of introduction. Although we believe that we provide an adequate allowance for sales returns, actual sales returns could exceed our estimated recorded allowance. Any product returns in excess of recorded allowances could result in a material adverse effect on net revenues and operating results. As we introduce more products, timing of sales to end users and returns to us of unsold products by distributors and resellers become more difficult to predict and could result in material fluctuations in quarterly operating results.

Our products may contain errors that could subject us to product-related claims.

Our products may contain undetected errors or failures, which can result in loss of or delay in market acceptance and could adversely impact future operating results. Our insurance may not cover us for certain claims related to product failures. Although our license agreements contain provisions limiting our liability in the case of damages resulting from use of the software, in the event of such damages, we may be found liable, and in such event, such damages could materially affect our business, operating results and financial condition.

We may need to raise additional capital in the future resulting in dilution to our stockholders.

We may need to raise additional funds for our business operations and to execute our business strategy. We may seek to sell additional equity or debt securities or to obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights that are senior to holders of common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, if at all.

We may not have sufficient cash flow to make payments on any debt we may incur.

Our ability to pay principal and interest on our existing and any future indebtedness and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive and regulatory factors. Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on existing and any future indebtedness.

We may not have the ability to raise the funds necessary to finance the fundamental change redemption option associated with our outstanding convertible senior notes.

If we engage in any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration which is not all or substantially all common stock listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, or, if for any reason, our common stock is no longer listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market, we may be required to redeem all or part of the notes. We may not have enough funds to pay the redemption price for all tendered notes. In addition, any credit agreement or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might also constitute a default under the terms of our other indebtedness.

Our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that could discourage a takeover.

Provisions of our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that may discourage, delay or prevent a merger or acquisition or other change of control that a stockholder may consider favorable.

The fundamental change redemption rights in our outstanding convertible senior notes could discourage a potential acquirer.

If we engage in any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, or, if for any reason, our common stock is no longer listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market (a “fundamental change”), we may be required to redeem all or part of the notes and this could discourage a potential acquirer. However, this redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Risks Related to the Notes and Our Common Stock

Conversion of the notes will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices for our common stock. In addition, the existence of the notes may encourage short selling by market participants.

The notes are unsecured and, therefore, will be subordinated to any secured debt we may incur, and are effectively subordinated to all liabilities of our subsidiaries.

The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes are subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any secured debt may assert rights against secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. In addition, as debt of Intellisync, the notes are effectively subordinated to all debt and other liabilities, including trade payables, of our subsidiaries. As of July 31, 2004, we had no other senior or subordinated debt, except for ordinary course trade payables.

No public market exists for the notes, and the resale of the notes is subject to significant restrictions as well as uncertainties regarding the existence of any trading market for the notes.

Until the registration statement of which this prospectus is a part is declared effective, the notes and the shares of common stock issuable upon conversion of the notes may only be offered or sold if:

•	an applicable exemption from the registration requirements of the Securities Act and applicable state laws applies to the circumstances of the sale; or

•	a registration statement covering the resale of these securities is filed and declared effective.

Although the notes are currently eligible for trading on PORTAL, the notes resold pursuant to the registration statement of which this prospectus is a part will no longer be eligible for trading on PORTAL. There can be no assurance as to: (1) the liquidity of any marked for the notes, (2) the ability of the holders to sell their notes or (3) the prices at which holders of the notes would be able to sell their notes. The notes could trade at prices higher or lower than their initial purchase prices depending on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the marked for similar securities. Historically, the marked for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

We do not intend to apply for listing of the notes on any securities exchange for quotation on the Nasdaq National Market.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively affect holders of the notes.

We are not restricted under the terms of the notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the terms of the notes, could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or our common stock by the terms of the notes.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes and the shares of common stock issuable upon conversion of the notes offered pursuant to this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income before taxes plus fixed charges) by fixed charges (interest charges plus amortization of bond issuance costs related to indebtedness, and that portion of rental expense representative of interest). Our ratio of earnings to fixed charges for each of the periods shown is as follows:

Year Ended
	July 31, 2000	July 31, 2001	July 31, 2002	July 31, 2003	July 31, 2004
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	The ratio of earnings to fixed charges was less than 1:1 for each of the periods presented. The coverage deficiency for the years ended July 31, 2000, 2001, 2002, 2003 and 2004 was $21,567,000, $41,381,000, $34,146,000, $7,450,000 and $8,974,000 respectively.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of March 3, 2004, between us and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. A copy of the form of indenture and the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it and not this description defines your rights as a holder of notes.

As used in this “Description of Notes” section, references to “Intellisync,” “we,” “our” or “us” refer solely to Intellisync Corporation and not to its subsidiaries.

General

The notes are senior unsecured obligations of Intellisync and rank junior to any future secured debt, on a parity with all of our other existing and future senior unsecured debt and prior to any existing or future subordinated debt. The notes are convertible into common stock as described under “Conversion of Notes.”

The notes are limited to $60,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on March 1, 2009 unless earlier converted or redeemed. We may, without the consent of the holders of the notes, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for United States federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring other debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of Intellisync except to the extent described below under “Redemption at Option of the Holder.”

The notes bear interest at a rate of 3% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from March 3, 2004 or from the most recent date to which interest has been paid or duly provided for. We will pay interest on March 1 and September 1 of each year, beginning September 1, 2004, to record holders at the close of business on the preceding February 15 and August 15, as the case may be, except that interest payable upon redemption upon a designated event will be paid to the person to whom principal is payable. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be.

We maintain an office in the Borough of Manhattan, The City of New York, where we pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which is initially an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

You may convert any of your notes, in whole or in part, into common stock at any time prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes.

The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 250.0000 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of $4.00 per share. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

If you have submitted your notes for redemption upon a designated event, you may convert your notes only if you withdraw your redemption notice. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates and we have specified a redemption date during such period, as described below). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest on the note attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (2) to the extent of any overdue interest at the time of conversion with respect to such note.

To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of each note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents; if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified in clause (2) above; and

•	dividends or distributions specified in clause (1) above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (a) the numerator of which shall be the current market price of a share of our common stock on the record date, and (b) the denominator of which shall be the current market price of a share of our common stock on the record date less the amount per share of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purposes of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5)	We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(6)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets, provided such transaction is actually completed as described in the indenture.

To the extent that our stockholder rights agreement dated January 13, 2003 or any future rights plan adopted by us is in effect at the time of any conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under such rights plan, unless prior to any conversion the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of such separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “U.S. Federal Income Tax Considerations.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board of directors will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “U.S. Federal Income Tax Considerations.”

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

No Optional Redemption by Intellisync

We may not redeem the notes at our option in whole or in part prior to maturity.

Redemption at Option of the Holder

If a designated event occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the designated event. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the redemption date.

We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your redemption notice. We will promptly pay the redemption price for notes surrendered for redemption following the later of the redemption date and the time of book entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the redemption price for any note on the business day following the redemption date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the redemption price. This will be the case whether or not book entry transfer of the note has been made or the note has been delivered to the paying agent.

You may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the redemption notice.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, in the event of a designated event.

These designated event redemption rights could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations.

Our obligation to offer to redeem the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Intellisync

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal when due at maturity, upon redemption or otherwise on the notes;

•	we fail to pay any interest, including liquidated damages under the Registration Rights Agreement, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to convert the notes upon exercise of a holder’s conversion right;

•	we fail to provide notice of the occurrence of a designated event on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice as provided in the indenture;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice as provided in the indenture.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, interest or liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, interest or liquidated damages, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend certain provisions of the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including liquidated damages, if any, on any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption of any note;

•	adversely change our obligation to redeem any note as a result of a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of shares or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes, including, among other things:

•	make provision with respect to the conversion rights of holders of notes and the redemption of our obligations, each as specified in the indenture;

•	provide for our successor to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of notes as specified in the indenture;

•	provide for the issuance under the indenture of notes in coupon form and provide for exchangeability of such notes;

•	cure any ambiguity or to correct or supplement any provision of the indenture;

•	provide for a successor trustee with respect to the notes; or

•	modify, eliminate or add provisions to the extent necessary to effect the qualifications of the indenture under the Trust Indenture Act.

Form, Denomination and Registration

The notes are issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We have deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co., as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants are effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial Ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Restrictions on Transfer and Legends

The notes are subject to transfer restrictions as described below under “Transfer Restrictions” and certificates for the notes bear a legend to this effect.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the Initial Purchasers in which we agreed to file a shelf registration statement with the SEC covering resale of the registrable securities, of which this prospectus is a part, within 90 days after the closing date. We will use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days of the closing date. We will use our reasonable best efforts to keep the shelf registration statement effective until the date there are no longer any registrable securities.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we are permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages on any interest payment date if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling stockholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders though brokers and dealers.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information Request

We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

As of October 31, 2004, our authorized capital stock consisted of 160,000,000 shares of common stock, $0.001 par value, of which approximately 66,197,675 shares were outstanding and 2,000,000 shares of preferred stock, $0.001 par value, of which none were issued or outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at times and in amounts as our board of directors may determine from time to time. Upon the liquidation, dissolution or winding up of Intellisync, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock to be issued upon conversion of the notes will be fully paid and nonassessable.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized, subject to any limitations prescribed by law, to issue our preferred stock in one or more series. Each series shall have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as our board of directors shall determine. Our board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change of control of Intellisync and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We currently have no plans to issue any of the preferred stock.

Rights Agreement

On January 10, 2003, our board of directors declared a dividend of one stock purchase right for each outstanding share of our common stock. The stock purchase rights will become exercisable only upon the occurrence of certain events as described in the Rights Agreement filed as an Exhibit to our Current Report on Form 8-K dated January 15, 2003, including the acquisition of 15% of our outstanding common stock by a person or group. We expect that stock purchase rights will be issued with each share of common stock issued upon conversion of the notes. Each stock purchase right entitles the registered holder, other than an “acquiring person,” under specified circumstances, to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock, at a price of $10.00 per one one-thousandth of a Preferred Share, subject to adjustment as described more fully in the exhibits to our Current Report on Form 8-K dated January 15, 2003. In addition, each stock purchase right entitles the registered holder, other than an “acquiring person,” under specified circumstances, to purchase from us that number of shares of our common stock having a market value of two times the exercise price of the stock purchase right. Subject to certain limitations, the terms of the stock purchase rights may be amended by a resolution of our board of directors without the consent of the holders of the stock purchase rights.

Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of the General Corporation Law of the State of Delaware

General. Certain provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change in our control, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Delaware Takeover Statute. We are subject to the “business combination” provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, those provisions prohibit a publicly-held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, the certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We have entered into separate indemnification agreements with our directors and executive officers that provide these persons indemnification protection in the event the certificate of incorporation is subsequently amended.

Transfer Agent

The transfer agent and registrar for Intellisync common stock is Computershare Investor Services LLC.

SELLING SECURITYHOLDERS

The notes were originally issued to and resold by Morgan Stanley & Co. Incorporated, CIBC World Markets and Needham & Company, Inc. in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock into which the notes are convertible. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees or successors.

The table below sets forth the name of each selling securityholder, the principal amount of notes at maturity that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which the notes are convertible. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

We have prepared the table based on information given to us by the selling securityholders on or before November 1, 2004. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the notes or common stock listed below, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling stockholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Common Stock Issuable Upon Conversion of the Notes that May be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)	Number of Shares of Common Stock Beneficially Owned after the Offering(3)	Natural Person(s) with Voting or Investment Power
Argent Classic Convertible Arbitrage Fund (Bermuda) LTD	$2,030,000	3.0%	507,500	*	0	Nathanial Brown & Robert Richardson
Argent Classic Convertible Arbitrage Fund L.P.	560,000	*	140,000	*	0	Nathanial Brown & Robert Richardson
Argent Classic Convertible Arbitrage Fund II, L.P.	140,000	*	35,000	*	0	Nathanial Brown & Robert Richardson
Basso Holdings LTD	1,263,000	2.1%	315,750	*	0	(4)
Basso Multi-Strategy Holdings Fund LTD	1,962,000	3.2%	490,500	*	0	(5)
BNP Paribas Equity Strategies, SNC†	1,472,000	2.4%	368,000	*	0	Jean Dominion, Thomas J. Mahoney & Andrew Sterge
Calamos Market Neutral Fund-Calamos Investment Trust	2,000,000	3.0%	500,000	*	0	Nick Calamos
CNH CA Master Account LLP	1,000,000	1.6%	250,000	*	0	(6)
Context Convertible Arbitrage Fund, LP	2,325,000	3.5%	581,250	*	0	William Fertig & Michael Rosen
Context Convertible Arbitrage Offshore, LTD	4,975,000	8.2%	1,243,750	1.8%	0	William Fertig & Michael Rosen
CooperNeff Convertible Strategies (Cayman) Master Fund L.P.	1,552,000	2.5%	388,000	*	0	Jean Dominion, Thomas J. Mahoney & Andrew Sterge
Deephaven Domestic Convertible Trading Ltd. †	2,706,000	4.5%	676,500	1.0%	0	Colin Smith
Fidelity Puritan: Fidelity Balanced Fund†	1,000,000	1.6%	250,000	*	0	(7)
Grace Convertible Arbitrage Fund LTD†	1,000,000	1.6%	250,000	*	0	Bradford Whitmore & Michael Brailiv
Lyxor/Context Fund LTD†	350,000	*	87,500	*	0	William Fertig & Michael Rosen
Lyxor/Convertible Arbitrage Fund Limited	260,000	*	65,000	*	0	Jean Dominion, Thomas J. Mahoney & Andrew Sterge
National Bank of Canada†	450,000	*	112,500	*	0	William Fertig & Michael Rosen
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.†	2,250,000	3.7%	562,500	*	0	Robin R. Shah & Alexander C. Robinson
Radcliffe SPC, Ltd	1,500,000	2.5%	375,000	*	0	(8)
Royal Bank of Canada (Norshield)†	350,000	*	87,500	*	0	William Fertig & Michael Rosen
Singlehedge US Convertible Arbitrage Fund	416,000	*	104,000	*	0	Jean Dominion, Thomas J. Mahoney & Andrew Sterge
Sphinx Convertible Arbitrage Fund SPC	44,000	*	11,000	*	0	Colin Smith
Sturgeon Limited	300,000	*	75,000	*	0	Jean Dominion, Thomas J. Mahoney & Andrew Sterge
Sunrise Partners Limited Partnership †	11,400,000	19.0%	2,850,000	4.3%	0	S. Donald Sussman
Tenor Opportunity Master Fund, LTD.	1,000,000	1.6%	250,000	*	0	Robin R. Shah & Alexander C. Robinson
Tribeca Investments LTD.	6,100,000	10.1%	1,525,000	2.3%	0	Steven Qian
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master LTD.	1,500,000	2.5%	375,000	*	0	(9)
Univest Convertible Arbitrage Fund II LTD (Norshield)	225,000	*	56,250	*	0	William Fertig & Michael Rosen
Waterstone Market Neutral Fund, LP	128,000	*	32,000	*	0	Shawn Bergerson
Waterstone Market Neutral Mac 51, Ltd.	334,000	*	83,500	*	0	Shawn Bergerson
Waterstone Market Neutral Offshore Fund, Ltd.	1,038,000	1.7%	259,500	*	0	Shawn Bergerson
Xavex Convertible Arbitrage 10 Fund	270,000	*	67,500	*	0	Nathanial Brown & Robert Richardson
Any other holders of notes or future transferees, pledgees or donees of or from any such holder (10)	8,100,000	13.5%	2,025,000	3.0%	(11)	—

*	Less than one percent (1%).

†	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Assumes conversion of all of the securityholder’s notes at a conversion rate of 250.0000 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 66,197,675 shares of our common stock outstanding as of the close of business on October 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	For the purposes of computing the number of notes and shares to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(4)	Basso Capital Management, L.P. is the investment manager for Basso Holdings Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P.

(5)	Basso Asset Management, L.P. is the investment manager for Basso Multi-Strategy Holding Fund Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P.

(6)	CNH Partners, LLC is the investment advisor for the selling securityholder and has sole voting and dispositive power over registrable securities. Investment principals for the investment advisor are Robert Krail, Mark Mitchell and Todd Pulvins.

(7)	Fidelity Management & Research Company, or FMR Co. is the investment advisor for the selling securityholder. FMR Co. is a wholly owned subsidiary of FMR Corp., of which Edward C. Johnson 3d is Chairman. The selling securityholder has informed us that Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the selling securityholder each has sole dispositive power over the registrable securities. The selling securityholder has informed us that the sole power to vote or direct the voting of the registrable securities resides with the board of trustees of the selling securityholder.

(8)	Steve Katznelson and Gerald Stahlecker are management members of RGC Management Company, LLC, general partner of RG Capital Management, L.P., the investment manager of Radcliffe SPC, Ltd.

(9)	The selling securityholder has informed us that there are no natural persons with voting or investment power over the notes and common stock issuable upon conversion of the notes and that UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is traded on the New York Stock Exchange.

(10)	Information concerning other selling securityholders will be set forth in supplements to this prospectus from time to time, if required.

(11)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

This prospectus may be used only by the selling securityholders identified above, and their transferees, pledgees or successors, to sell the securities set forth opposite each such selling securityholder’s name in the foregoing table. This prospectus may not be used by any selling securityholder not named in this prospectus, including transferees, pledgees or donees of the selling securityholders named above, prior to the effectiveness of the registration statement, of which this prospectus is a part. Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock issuable upon conversion of the notes by any unnamed securityholder or future transferees, pledgees or donees from such unnamed securityholders, the registration statement, of which this prospectus is a part, will be amended, as required, to set forth the name and other information about such selling securityholder. Additional information for the named securityholders and the information for transferees, pledgees or donees of the named securityholders will be provided by supplements to this prospectus, absent circumstances indicating the change is material. The supplement or amendment will also disclose whether any securityholder selling in connection with such supplement or amendment has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the supplement or amendment if such information has not been previously disclosed.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that are generally applicable to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as in effect on the date of this prospectus. All of the foregoing are subject to change, possibly with retroactive effect or different interpretations. In such event, the U.S. federal income tax consequences of purchasing, owning or disposing of the notes, or the common stock acquired upon conversion of the notes, could differ from those described in this summary. This summary generally applies only to U.S. holders (as defined below) that hold the notes, or common stock acquired upon conversion of the notes, as capital assets. The summary does not address any aspect of state, local or foreign tax law, nor does it address U.S. federal estate and gift tax law.

For purposes of this summary, a U.S. holder is a beneficial owner of the notes or the common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A non-U.S. holder is a holder that is not a U.S. holder.

This summary generally does not address U.S. federal income tax considerations that may be relevant to particular investors, such as:

•	financial institutions;

•	insurance companies;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold the notes or common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	U.S. holders that have a “functional currency” other than the United States dollar; and

•	persons subject to the alternative minimum tax.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.

U.S. Holders

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of tax accounting for U.S. federal income tax purposes. It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes; however, if the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the notes other than payments of stated interest unconditionally payable at least annually at a single fixed rate) exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in gross income as original issue discount, as it accrues, using a constant-yield method.

We are required to make additional payments to holders of the notes if we do not file or cause to become effective a registration statement, as described under “Description of Notes-Registration Rights of the Noteholders,” or if there is an event of default under the notes. As explained in “Description of Notes-Registration Rights of the Noteholders,” because of a delay in filing a registration statement, we will in fact make a small amount of additional payments to holders of the notes. The original issue discount rules allow contingent payments such as these to be disregarded in determining whether a note has original issue discount if the contingency is “remote” and/or “incidental,” determined as of the issue date (or any deemed reissuance resulting from changed circumstances) of the notes. Although not free from doubt, at the time of issuance of the notes we believed that the possibility was remote that we would make the additional payments described above and that even if such payments were made they would be incidental in amount. We continue to believe the payments we will be required to make as a result of the delay in filing a registration statement will be incidental in amount. On that basis, we have taken the position, and will continue to take the position, that the additional payments may be disregarded in determining whether the notes have original issue discount and will instead be taken into account as ordinary interest income at the time they accrue or are received in accordance with the holder’s method of accounting for U.S. federal income tax purposes. However, the determination of whether payments are subject to a remote or incidental contingency is factual in nature and the meanings of such terms are not clearly defined by the original issue discount rules. Therefore, we can give you no assurance that this position would be sustained if challenged by the Internal Revenue Service. A successful challenge of this position could affect the timing and character of a holder’s income. Our position in this regard is binding on U.S. holders unless they disclose their contrary position.

Market Discount

If a U.S. holder acquires a note other than in connection with its original issue at a price that is less than its issue price by more than a de minimis amount, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes. Under the market discount rules, a U.S. holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. holder disposes of a note which has accrued market discount in a nonrecognition transaction in which the U.S. holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a note for our shares of common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, unless a U.S. holder elects to accrue market discount under the constant yield method. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions.

A U.S. holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their tax advisors.

Amortizable Bond Premium

If a U.S holder purchases a note at a price that exceeds the principal amount of the note, the amount of the difference is referred to as “bond premium” for U.S federal income tax purposes. The U.S holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium will reduce the U.S. holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If this election is not made, a U.S. holder will include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Sale, Exchange or Redemption of the Notes

        A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note, increased by any market discount included in income. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation. The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Conversion of the Notes into Common Stock

A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “U.S. Holders-Taxation of Interest,” above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if such holder received the fractional share and then the fractional share was redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of such holder’s tax basis in the common stock attributable to the fractional share. The holder’s aggregate tax basis in the common stock will equal the holder’s adjusted tax basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to any accrued interest, and decreased by the portion of tax basis allocable to a fractional share. The holder’s holding period for the common stock will include the period during which such holder held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of conversion.

Constructive Dividends

If at any time the conversion rate of the notes is increased, such increase may, depending on the circumstances, result in a deemed distribution to U.S. holders. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or in the event of a cash dividend, generally will result in a deemed distribution to the holders of notes. Other adjustments in the conversion rate (or failures to make such adjustments) that have the effect of increasing the U.S. holders’ proportionate interest in our assets or earnings may have the same result. Any deemed distribution to a U.S. holder will be taxable as a dividend to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). In such a case, U.S. holders will recognize dividend income even though they will receive no cash or other property that could be used to pay the related tax. It is unclear whether any such constructive dividend would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received by non-corporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends received deduction with respect to a constructive dividend.

Dividends

If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. Under a recent change in U.S. federal income tax law, qualified dividend income (generally, dividends received from a domestic U.S. corporation or qualified foreign corporation if a stock holding period requirement is satisfied and certain limitations do not apply) received by individual U.S. holders in tax years beginning prior to 2009 is taxable at preferential rates; otherwise, dividends are taxable to U.S. holders as ordinary income. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions.

Sale or Exchange of Common Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the shares for more than one year. The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Non-U.S. Holders

Taxation of Interest

Payments of interest to non-U.S. holders generally are subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as portfolio interest, and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder that:

•	owns, directly or indirectly (taking into account certain constructive ownership rules), at least 10% of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

Even if the portfolio interest exemption does not apply, the 30% withholding tax might not apply, or might apply at a reduced rate, under the terms of an income tax treaty between the United States and the non-holder’s country of residence. The portfolio interest exemption, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement in the manner described under “Backup Withholding and Information Reporting,” below.

Sale, Exchange or Redemption of Notes

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of the notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year period preceding such sale, exchange or disposition and the period the non-U.S. holder held the notes, a U.S. real property holding corporation, or USRPHC. In general, we would be a USRPHC if the fair market value of our interests in U.S. real estate equal or exceed 50% of the fair market value of our assets. We do not believe that we are a USRPHC or that we are likely to become one in the future.

Conversion of the Notes

A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “Non-U.S. Holders-Taxation of Interest,” above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if such holder received the fractional share and then the fractional share was redeemed for the cash. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of common stock would also generally not be subject to U.S. federal income tax. See “Non-U.S. Holders-Sale or Exchange of Common Stock,” below.

Dividends

Dividends (including any constructive dividends on the notes, resulting from certain adjustments to the conversion rate, see “U.S. Holders-Constructive Dividends,” above) paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate. It is possible that the withholding tax with respect to constructive dividends would be withheld from interest and shares or proceeds subsequently paid or credited to a non-U.S. holder. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status as described under “Backup Withholding and Information Reporting,” below.

Sale or Exchange of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on notes, dividends on common stock or gain from the sale, exchange or other disposition of notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax in the same manner as if derived by a U.S. holder. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification by filing Internal Revenue Service, or IRS, Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business generally would be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax at a rate of up to 28% from payments subject to information reporting if the recipient fails to provide the recipient’s taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on the recipient’s returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number, certifies as to no loss of exception from backup withholding, and otherwise complies with the backup withholding rules.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30% (or lower treaty rate) withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock or interest on notes to non-U.S. holders generally will not be subject to information reporting or backup withholding assuming appropriate certification requirements are satisfied. A non-U.S. holder can meet this certification requirement by providing a completed IRS Form W-8 BEN or appropriate substitute form to us or our paying agent. If the holder holds the notes through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and back-up withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to a non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the holder certifies its foreign status. Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

We are registering the resale of the notes and the shares of common stock issuable upon conversion of the notes on behalf of the selling securityholders. We are required to use our best efforts keep this registration statement on Form S-3 effective until the date that there are no longer any registrable securities. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the notes or the shares of common stock will be borne by the selling securityholders.

The notes were initially sold to Morgan Stanley & Co. Incorporated, CIBC World Markets and Needham & Company, Inc. pursuant to a Purchase Agreement dated February 26, 2004. Among other things, the Purchase Agreement outlined procedures and covenants associated with the issuance of the notes and we made certain representations and warranties to Morgan Stanley, CIBC and Needham as the initial purchasers. In addition, under the Purchase Agreement, we are obligated to indemnify Morgan Stanley, CIBC and Needham, as well as their affiliates, from and against losses, claims, damages and other liabilities caused by any untrue statement or alleged untrue statement of a material fact by us contained in the offering memoranda delivered to the purchasers in such offering, or caused by any omission or alleged omission by us to state a material fact necessary to make the statements in the offering memoranda not misleading.

Sales of notes and shares of common stock may be effected by selling securityholders from time to time in one or more of the following types of transactions (which may include block transactions):

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales (short sales of the notes or shares of common stock may not be made prior to the effective date of this registration statement on Form S-3 as a sale is deemed to occur at the time such short sale is made).

In addition, any notes or shares of common stock that qualify for resale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A of the Securities Act rather than pursuant to this prospectus.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling securityholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

The selling securityholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

        Each of the selling securityholders identified by the symbol “†” in the table in the preceding section “Selling Securityholders” (BNP Paribas Equity Strategies, SNC, Grace Convertible Arbitrage Fund LTD, Lyxor/Context Fund LTD, National Bank of Canada, National Bank of Canada c/o Putnam Lovell NBF Securities Inc., Royal Bank of Canada (Norshield), Fidelity Puritan Trust: Fidelity Balanced Fund, Sunrise Partners Limited Partnership and Deephaven Domestic Convertible Trading Ltd.) has informed us that it is an affiliate of one or more registered broker-dealers. Each of these selling securityholders has also informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

        The selling securityholders will be subject to prospectus delivery requirements under the Securities Act. In the event of a “distribution” of shares by a selling stockholder, the selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. Unless otherwise permitted by law, if the notes or shares of common stock are to be sold by pledgees, donees or transferees of, or other successors in interest to the selling securityholders, then we must distribute a prospectus supplement and/or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

LEGAL MATTERS

The validity of the issuance of the notes and common stock offered hereby has been passed upon for us by Heller Ehrman White & McAuliffe LLP, 2775 Sand Hill Road, Menlo Park, California 94025.

EXPERTS

The financial statements of Intellisync Corporation incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended July 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Synchrologic, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file our annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy the materials we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C, 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s website at www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol “SYNC.” Our SEC filings may also be read at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

Our website is www.intellisync.com. We make our annual reports, quarterly reports, current reports, and proxy statements available free of charge on our website as soon as reasonably practicable as we file these reports with the SEC. Information contained on the website is not a part of this prospectus, except as explicitly incorporated by reference. We changed our corporate name from Pumatech, Inc. to Intellisync Corporation effective February 17, 2004.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC after the date of the initial filing of this registration statement will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the fiscal year ended July 31, 2004 (including the portions of our proxy statement for our annual meeting of stockholders incorporated by reference therein), as amended;

2.	Our Current Reports on Form 8-K filed December 31, 2003 and August 13, 2004.

3.	The description of our common stock as set forth in our Registration Statement on Form S-1 filed September 5, 1996 and any amendment or report filed for the purpose of updating such description; and

4.	The description of our stockholder rights agreement and preferred stock purchase rights as set forth in our Registration Statement on Form 8-12G filed January 15, 2003 and on Form 8-12G/A filed March 11, 2004.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, after the date of this registration statement and prior to the termination of the offering of the common stock offered by this registration statement, shall be deemed to be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to such documents. You should direct any requests for documents to Richard Mosher, General Counsel of Intellisync Corporation, 2550 North First Street, Suite 500, San Jose, California 95131 (408) 321-7650. This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements have been prepared to reflect the merger of Intellisync and Synchrologic on December 29, 2003 using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the merger had been completed as of August 1, 2003 for statement of operations purposes.

In addition, these unaudited pro forma combined condensed financial statements have been prepared to reflect Intellisync’s acquisition of substantially all of the assets of Spontaneous Technology, Inc. on September 17, 2003 using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the Spontaneous Technology acquisition had been completed as of August 1, 2003 for statement of operations purposes.

The unaudited pro forma combined condensed statement of operations for the year ended July 31, 2004 combines the results of operations of Intellisync for the year ended July 31, 2004 and Synchrologic’s results of operations for the 149-day period ended November 27, 2003. Since the acquisition of Synchrologic took place on December 29, 2003, approximately 216 days of Synchrologic’s results are included in the consolidated Intellisync results for the year ended July 31, 2004. In addition, the following pro forma combined condensed statement of operations data for the year ended July 31, 2004 includes the results of operations of Spontaneous Technology for the 47 day period ended September 16, 2003. Since the acquisition of Spontaneous Technology took place on September 17, 2003, approximately ten and a half months of Spontaneous Technology’s results are included in the consolidated Intellisync results for the year ended July 31, 2004.

The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger and the acquisitions noted above occurred on August 1, 2003 for statement of operations purposes, nor are they necessarily indicative of the future financial position or results of operations.

The unaudited pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Synchrologic. The final allocation of the purchase price will be determined as more detailed analysis is completed and additional information on the fair values of Synchrologic’s assets and liabilities becomes available. Any change in the fair value of the net assets of Synchrologic will change the amount of the purchase price allocable to goodwill. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

The unaudited pro forma combined condensed financial statements also include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Spontaneous Technology. The final allocation of the purchase price will be determined as more detailed analysis is completed and additional information on the fair values of Spontaneous Technology’s assets and liabilities becomes available and any contingent consideration associated with the acquisition is resolved. Any change in the fair value of the net assets of Spontaneous Technology, as well as any changes to the total purchase price paid by Intellisync, will change the amount of the purchase price allocable to goodwill. Due to the uncertainty associated with the final purchase consideration, final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Intellisync, Synchrologic and Spontaneous Technology and should be read in conjunction with the historical consolidated financial statements of Intellisync, Synchrologic and Spontaneous Technology and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Intellisync’s annual reports, quarterly reports and other information on file with the SEC or incorporated by reference in this registration statement.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JULY 31, 2004

(In thousands, except per share amounts)

	Historical		Pro Forma			Historical	Pro Forma
	Intellisync Year Ended July 31, 2004	Spontec 47 Day Period Ended September 16, 2003	Adjustments		Combined	Synchrologic 149 Day Period Ended November 27, 2003(1)	Adjustments		Combined
Revenue
License revenue	$28,292	$—	$—		$28,292	$2,642	$—		$30,934
Service revenue	14,016	31	—		14,047	2,317	—		16,364

Total revenues	42,308	31	—		42,339	4,959	—		47,298

Cost and expenses
Cost of revenue	8,008	31	—		8,039	725	—		8,764
Amortization of developed technology	2,693	—	28	(b)	2,721	—	1,093	(a)	3,814
Research and development	11,467	99	—		11,566	1,811	—		13,377
Sales and marketing	16,540	40	—		16,580	1,606	—		18,186
General and administrative	7,639	278	—		7,917	1,097	—		9,014
In-process research and development	3,667	—	(469	)(c)	3,198	—	(2,423	)(d)	775
Amortization of other intangibles	1,959	—	21	(b)	1,980	—	501	(a)	2,481
Restructuring and other charges	929	—	—		929	—	—		929

Total cost and expenses	52,902	448	(420)		52,930	5,239	(829)		57,340

Loss from operations	(10,594)	(417)	420		(10,591)	(280)	829		(10,042)

Interest income, net	371	(29)	—		342	(63)	—		279
Other income, net	1,249	—	—		1,249	—	—		1,249

	1,620	(29)	—		1,591	(63)	—		1,528

Loss before taxes	(8,974)	(446)	420		(9,000)	(343)	829		(8,514)
Provision for taxes	(481)	—	—		(481)	—	—		(481)

Net loss	$(9,455)	$(446)	$420		$(9,481)	$(343)	$829		$(8,995)

Net loss per share — Basic and Diluted	$(0.16)				$(0.16)				$(0.14)

Shares used in per share calculation — Basic and Diluted	57,732		83	(e)	57,815		5,736	(e)	63,551

(1)	Synchrologic’s results of operations for the 149-day period ended November 27, 2003 were calculated by taking the results of operations for the eleven months ended November 30, 2003 and deducting the results for the six months ended June 30, 2003 and 3-day period ended November 30, 2003.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

1.	BASIS OF PRO FORMA PRESENTATION

On September 14, 2003, Intellisync entered into a merger agreement to purchase all of the issued and outstanding stock of Synchrologic whereby each share of Synchrologic capital stock will be converted into the right to receive the number of shares of Intellisync common stock corresponding to the exchange ratio applicable to the class and series of Synchrologic capital stock being converted. On December 29, 2003, Intellisync completed the merger with Synchrologic. The total number of shares of Intellisync common stock issued in the merger was determined by dividing $60,000,000 by the average closing price of the shares of Intellisync common stock for the thirty consecutive trading days ending on the last complete trading day immediately preceding the closing date of the merger (which amount was subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger), provided that the number of shares of Intellisync common stock issued in the merger could not exceed 19,800,000 or be fewer than 16,200,000 (in each case subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger). Intellisync issued approximately 15,130,000 shares of Intellisync common stock and options to purchase approximately 1,019,000 shares of Intellisync common stock in the merger.

On September 17, 2003, Intellisync consummated the acquisition of substantially all of the assets of Spontaneous Technology. Under the terms of the parties’ asset purchase agreement, Intellisync issued a total of 869,000 shares of Intellisync common stock, excluding the 224,417 shares that were held in escrow to cover certain pre-acquisition contingencies. Later during fiscal 2004, the contingency was resolved and Intellisync paid cash of approximately $752,000. The contingent consideration shares in escrow were therefore returned to Intellisync accordingly. Additionally, Intellisync was required to pay Spontaneous Technology additional consideration of up to $7,000,000 in shares of Intellisync’s common stock. The additional consideration was contingent upon the amount of Intellisync’s revenues associated with sales of its products including certain technology of Spontaneous Technology during the period ended September 30, 2004. The earnout period ended with Intellisync’s aggregate revenue on products associated with Spontaneous Technology amounting to less than the given earnout threshold. Consequently, no additional consideration was or will be paid to Spontaneous Technology.

The unaudited pro forma combined condensed statement of operations for the year ended July 31, 2004 combines the results of operations of Intellisync for the year ended July 31, 2004 and Synchrologic’s results of operations for the 149-day period ended November 27, 2003. Since the acquisition of Synchrologic took place on December 29, 2003, approximately 216 days of Synchrologic’s results are included in the consolidated Intellisync results for the year ended July 31, 2004. In addition, the pro forma combined condensed statement of operations data for the year ended July 31, 2004 includes the results of operations of Spontaneous Technology for the 47-day period ended September 16, 2003. Since the acquisition of Spontaneous Technology took place on September 17, 2003, approximately ten and a half months of Spontaneous Technology’s results are included in the consolidated Intellisync results for the year ended July 31, 2004.

Certain reclassifications have been made to conform Synchrologic’s and Spontaneous Technology’s historical amounts to Intellisync’s financial statement presentation.

2.	PURCHASE PRICE—SYNCHROLOGIC, INC.

On September 14, 2003, Intellisync entered into a merger agreement to purchase all of the issued and outstanding stock of Synchrologic whereby each share of Synchrologic capital stock will be converted into the right to receive the number of shares of Intellisync common stock corresponding to the exchange ratio applicable to the class and series of Synchrologic capital stock being converted. On December 29, 2003, Intellisync completed the merger with Synchrologic. The total number of shares of Intellisync common stock issued in the merger was determined by dividing $60,000,000 by the average closing price of the shares of Intellisync common stock for the thirty consecutive trading days ending on the last complete trading day immediately preceding the closing date of the merger (which amount was subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger), provided that the number of shares of Intellisync common stock shares issued in the merger could not exceed 19,800,000 or be fewer than 16,200,000 which includes the assumed common stock options (in each case subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger). Intellisync issued approximately 15,130,000 shares of Intellisync common stock and options to purchase approximately 1,019,000 shares of Intellisync common stock in the merger. Intellisync has accounted for the merger as a business combination.

The unaudited pro forma combined condensed financial statements reflect an estimated purchase price of approximately $67,037,000. The fair market value of Intellisync’s common stock issued in the merger was determined using the five-trading-day average price surrounding the date the acquisition was announced of $4.11 per share. The number of shares issued was then determined in accordance with the minimum number of shares to be issued in accordance with the terms of the merger agreement without assuming an adjustment for transaction costs.

The preliminary fair market value of Intellisync stock options issued in the merger was determined using the Black-Scholes option pricing model. The following assumptions were used to perform the calculations: fair value of Intellisync’s common stock of $4.05, expected life of 3.9 years, risk-free interest rate of 3.4%, expected volatility of 132% and no expected dividend yield.

The estimated total purchase price of the Synchrologic merger is as follows (in thousands):

Value of Intellisync common stock issued	$62,125
Value of Intellisync options to be issued	4,123
Estimated direct merger costs	900
Adjustment for writing off a certain liability due Synchrologic	(111)

Total estimated purchase price	$67,037

Under the purchase method of accounting, the total estimated purchase price is allocated to Synchrologic’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and review of the net assets acquired and liabilities assumed, the preliminary purchase price allocation, is as follows (in thousands):

Tangible assets acquired	$4,105
Deferred tax assets	6,094
Liabilities assumed	(5,552)
Deferred tax liability assumed	(6,094)
In-process research and development	2,423
Developed technology	10,493
Patents	1,321
Customer base	3,487
Goodwill	50,760

$67,037

Tangible assets acquired and liabilities assumed were preliminarily valued at their respective carrying amounts as the Company believes that these amounts approximated their current fair values at the acquisition date. The preliminary valuation of identifiable intangible assets acquired was based on management’s estimates, currently available information and reasonable and supportable assumptions. This allocation was generally based on the fair value of these assets determined using the income approach.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” deferred tax liabilities of approximately $6,094,000 have been recorded for the tax effect of the amortizable intangible assets. Deferred tax assets of $6,094,000 have also been recorded by the Company to account for the tax effect of Synchrologic’s net operating loss and credit carryforwards.

A preliminary estimate of $1,321,000 has been allocated to patents, an intangible asset with an estimated useful life of 48 months, and a preliminary estimate of $10,493,000 has been allocated to developed technology, an intangible asset with an estimated useful life of 48 months. In addition, a preliminary estimate of $3,487,000 has been allocated to customer base, an intangible asset with an estimated useful life of 48 months, and was valued using the relief from royalty method.

A preliminary estimate of $50,760,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be tested for impairment at least annually.

During the third quarter of fiscal 2004, the Company recorded a number adjustments to the provisional purchase price allocation following the resolution of certain contingencies, which increased the fair value of the tangible assets acquired and liabilities assumed by approximately $261,000 and $29,000, reducing the fair value of goodwill accordingly by a net amount of approximately $232,000. The purchase price allocation for Synchrologic is subject to further revision as more detailed analysis is completed and additional information on the fair values of Synchrologic’s assets and liabilities becomes available. Any change in the fair value of the net assets of Synchrologic will change the amount of the purchase price allocable to goodwill. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

As of the closing date of the merger, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, Intellisync expensed the in-process research and development at the date of the merger.

The amount of the purchase price allocated to in-process research and technology was based on established valuation techniques used in the high-technology software industry. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations are normally obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Intellisync assumes the pricing model for the resulting product of the acquired in process research and technology to be standard within its industry. Intellisync, however, did not take into consideration any consequential amount of expense reductions from integrating the acquired in-process technology with other existing in-process or completed technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

The key assumptions underlying the valuation of acquired in-process research and development from Synchrologic are as follows:

Project names: Version upgrade of Data Sync, File Sync, E-mail accelerator and Systems Management products

Percent completed as of acquisition date: 60%-70%

Estimated costs to complete technology at acquisition date: $3,000,000

Risk-adjusted discount rate: 22%

First period expected revenue: calendar year 2004

The in-process research and development of $2,423,000 is charged to operations on the acquisition date. The in-process research and development charge has not been included in the accompanying unaudited pro forma combined condensed statement of operations as it represents a non-recurring charge directly related to the acquisition.

Other than the distribution agreement entered into by Intellisync and Synchrologic concurrently with their execution of the merger agreement, there were no historical transactions between Intellisync and Synchrologic.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the merger or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the merger agreement.

3.	PURCHASE PRICE—SPONTANEOUS TECHNOLOGY, INC.

On September 17, 2003, Intellisync consummated the acquisition of substantially all of the assets of Spontaneous Technology, Inc. of Salt Lake City, Utah, a provider of enterprise secure Virtual Private Network (sVPN) software designed to extend existing corporate applications to most wireless devices. The Spontaneous Technology acquisition has been accounted for as a business combination.

The unaudited pro forma combined condensed financial statements reflect a purchase price of approximately $4,071,000, consisting of (a) a total of 869,260 shares of Intellisync common stock valued at $2,999,000 (using a fair value per share of $3.45), (b) direct transaction costs of $320,000 and (c) payment of $752,000 made for the resolution of a contingency described below. The fair market value of Intellisync’s common stock issued in the acquisition was determined using the five-trading-day average price surrounding the date the acquisition was announced of $3.45 per share, less registration costs. The number of shares of Intellisync common stock issued was determined using the average price of Intellisync’s common stock for ten consecutive trading days ended three business days prior to the date of acquisition. There were approximately 225,000 additional shares held in escrow that were contingently issuable upon the satisfaction of a pre-acquisition clause. Later during fiscal 2004, Intellisync paid cash of approximately $752,000 for the satisfaction of another pre-acquisition clause related to an acquired customer contract. Additionally, Intellisync was required to pay Spontaneous Technology additional consideration of up to $7,000,000 in shares of Intellisync’s common stock. The additional consideration was contingent upon the amount of Intellisync’s revenues associated with sales of its products including certain technology of Spontaneous Technology during the period ended September 30, 2004. The earnout period ended with Intellisync’s aggregate revenue on products associated with Spontaneous Technology amounting to less than the given earnout threshold. Consequently, no additional consideration was or will be paid to Spontaneous Technology.

Under the purchase method of accounting, the total purchase price was allocated to Spontaneous Technology’s net tangible and intangible assets based upon their fair value as of the acquisition date. Based upon the purchase price of the acquisition and review of the net assets acquired and net liabilities assumed, the final purchase price allocation, is as follows (in thousands):

Tangible assets acquired	$18
Liabilities assumed	(1,726)
In-process research and development	469
Developed technology	889
Patents	168
Customer base	499
Goodwill	3,754

$4,071

Tangible assets acquired and liabilities assumed were valued at their respective carrying amounts as the Company believes that these amounts approximated their current fair values at the acquisition date. The valuation of identifiable intangible assets acquired was based on management’s estimates, currently available information and reasonable and supportable assumptions. This allocation was generally based on the fair value of these assets determined using the income approach.

$168,000 has been allocated to patents, an intangible asset with an estimated useful life of 48 months, and $889,000 has been allocated to developed technology, an intangible asset with an estimated useful life of 48 months. In addition, $499,000 has been allocated to customer base, an intangible asset with an estimated useful life of 48 months, and was valued using the relief from royalty method.

$3,754,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be tested for impairment at least annually.

During fiscal 2004, the Company finalized the purchase price allocation following the resolution of a pre-acquisition contingency, mentioned above, which increased goodwill by the amount of the additional cash payment made of approximately $752,000.

As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, Intellisync expensed the in-process research and development at the date of the acquisition.

The amount of the purchase price allocated to in-process research and technology was based on established valuation techniques used in the high-technology software industry. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations are normally obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Intellisync assumes the pricing model for the resulting product of the acquired in process research and technology to be standard within its industry. Intellisync, however, did not take into consideration any consequential amount of expense reductions from integrating the acquired in-process technology with other existing in-process or completed technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

The key assumptions underlying the valuation of acquired in-process research and development from Spontaneous Technology are as follows (in thousands):

Project names: Version upgrade of Spontaneous Technology’s secure Virtual Private Network (sVPN)

Percent completed as of acquisition date: 60%

Estimated costs to complete technology at acquisition date: $125,000

Risk-adjusted discount rate: 22%

First period expected revenue: calendar year 2004

The in-process research and development of $469,000 is charged to operations on the acquisition date. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statement of operations as it represents a non-recurring charge directly related to the acquisition.

There were no historical transactions between Intellisync and Spontaneous Technology.

4.	PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined condensed financial statements have been prepared assuming the transactions described above were completed as of August 1, 2003 for statement of operations purposes.

The unaudited pro forma combined condensed statement of operations give effect to the following pro forma adjustments:

(a)	Represents (i) the amortization of the Synchrologic customer contract intangible resulting from the proposed acquisition, over an estimated useful life of 48 months, (ii) the amortization of the Synchrologic patent intangible resulting from the proposed acquisition, over an estimated useful life of 48 months, and (iii) the amortization of the Synchrologic developed technology intangible resulting from the proposed acquisition, over an estimated useful life of 48 months.

(b)	Represents (i) the amortization of the Spontaneous Technology customer contract intangible resulting from the acquisition, over an estimated useful life of 48 months, (ii) the amortization of the Spontaneous Technology patent intangible resulting from the acquisition, over an estimated useful life of 48 months, and (iii) the amortization of the Spontaneous Technology developed technology intangible resulting from the acquisition, over an estimated useful life of 48 months.

(c)	To reflect the elimination of in-process research and development arising on the acquisition of Spontaneous Technology.

(d)	To reflect the elimination of in-process research and development arising on the merger with Synchrologic.

(e)	Represents the adjustment to weighted average of shares of Intellisync common stock associated with the Synchrologic merger and the acquisition of Spontaneous Technology as described above as if they were outstanding as of August 1, 2003 as follows (in thousands):

Common stock issued in connection with Synchrologic merger	5,736
Common stock issued in connection with Spontaneous Technology acquisition	83

5,819

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the registrant in connection with the sale and distribution of the notes and shares of common stock issued upon conversion of the notes. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling securityholders are payable individually by the selling securityholders. All amounts shown are estimates except the SEC registration fee.

Amount To be Paid
SEC registration fee	$7,602
Nasdaq National Market (1)	$22,500
Legal fees and expenses	$150,000
Accounting fees and expenses	$60,000
Transfer agent fees	$10,000
Printing expenses	$20,000
Miscellaneous expenses	$5,000
Total	$275,102

(1)	The Nasdaq National Market bills companies for the listing of additional shares on a quarterly basis, and the amount billed is determined by the change in the company’s total shares outstanding from one quarter to the next. The total amount billable in one quarter is capped at $22,500. Since all of the notes are convertible on the same basis, solely for the purpose of estimating the expenses payable by Intellisync in connection with issuance and distribution of the Notes and underlying common stock, we have assumed the conversion of all notes into shares of Intellisync common stock during one quarter.

Item 15.	Indemnification of Directors and Officers

As permitted by the General Corporation Law of the State of Delaware, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including the circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We understand that the staff of the SEC is of the opinion that statutory charter and contractual provisions as are described above have no effect on claims arising under the federal securities law.

In connection with this offering, the selling securityholders have agreed to indemnify us, our directors and officers and each such person who controls Intellisync, against any and all liability arising from inaccurate information provided to us by the selling securityholders and contained herein.

Item 16.	Exhibits

Exhibit Number	Description of Exhibit

4.1*	Certificate of Incorporation (incorporated by reference to the similarly described exhibit in Intellisync’s Registration Statement on Form S-1 (File No. 333-011445))

4.2*	Certificate of Amendment of Restated Certificate of Incorporation dated December 19, 2000 (incorporated by reference to the similarly described exhibit in Intellisync’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2001 filed on March 19, 2001)

4.3*	Certificate of Amendment of Restated Certificate of Incorporation dated October 18, 2002 (incorporated by reference to the similarly described exhibit in Intellisync’s Definitive Proxy Statement filed on October 18, 2002 for its 2002 Annual Meeting of Stockholders)

4.4*	Certificate of designations of rights, preferences and privileges of Series A Participating Preferred Stock dated January 15, 2003 (incorporated by reference to Intellisync’s Report on Form 8-A filed on January 15, 2003)

4.5*	Preferred Shares Rights Agreement between Intellisync and Computershare Investor Services LLC as Rights Agent dated January 13, 2003 (includes Form of Certificate of Designations of Series A Participating Preferred Stock, Form of Rights Certificate and Summary of Rights) (incorporated by reference to Intellisync’s Report on Form 8-A filed on January 15, 2003)

4.6†	Certificate of Amendment of Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on February 3, 2004

4.7*	Certificate of Ownership and Merger as filed with the Secretary of State of the State of Delaware on February 17, 2004 (incorporated by reference to the similarly described exhibit in Intellisync’s Current Report on Form 8-K filed on February 18, 2004)

4.8*	Amended and Restated Bylaws (incorporated by reference to the similarly described exhibit in Intellisync’s Annual Report on Form 10-K for fiscal year ended July 31, 2002 filed on October 17, 2002)

4.9†	Indenture dated as of March 3, 2004, between Intellisync Corporation and U.S. Bank National Association, as Trustee

4.10†	Form of Note (included in Exhibit 4.9)

4.11†	Registration Rights Agreement, dated March 3, 2004, among Intellisync Corporation, as issuer and Morgan Stanley & Co. Incorporated, CIBC World Markets and Needham & Company, Inc.

5.1†	Opinion of Heller Ehrman White & McAuliffe LLP

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Intellisync Corporation

23.2	Consent of KPMG LLP, independent accountants for Synchrologic, Inc.

23.3†	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)

24.1†	Power of Attorney

25.1†	Statement of Eligibility of Trustee on Form T-1

*	Incorporated by reference.
†	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 2nd day of November, 2004.

INTELLISYNC CORPORATION

By:	/s/ Woodson Hobbs
Woodson Hobbs
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Woodson Hobbs Woodson Hobbs	President, Chief Executive Officer and Director (Principal Executive Officer)	November 2, 2004

/s/ J. Keith Kitchen J. Keith Kitchen	Chief Financial Officer (Principal Financial and Accounting Officer)	November 2, 2004

* Michael M. Clair	Chairman of the Board	November 2, 2004

* Michael J. Praisner	Director	November 2, 2004

* Kirsten Berg-Painter	Director	November 2, 2004

* Said Mohammadioun	Director	November 2, 2004

* Richard W. Arnold	Director	November 2, 2004

*	By:	/s/ Woodson Hobbs
Woodson Hobbs Attorney-in-Fact

INTELLISYNC CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

4.1*	Certificate of Incorporation (incorporated by reference to the similarly described exhibit in Intellisync’s Registration Statement on Form S-1 (File No. 333-011445))

4.2*	Certificate of Amendment of Restated Certificate of Incorporation dated December 19, 2000 (incorporated by reference to the similarly described exhibit in Intellisync’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2001 filed on March 19, 2001)

4.3*	Certificate of Amendment of Restated Certificate of Incorporation dated October 18, 2002 (incorporated by reference to the similarly described exhibit in Intellisync’s Definitive Proxy Statement filed on October 18, 2002 for its 2002 Annual Meeting of Stockholders)

4.4*	Certificate of designations of rights, preferences and privileges of Series A Participating Preferred Stock dated January 15, 2003 (incorporated by reference to Intellisync’s Report on Form 8-A filed on January 15, 2003)

4.5*	Preferred Shares Rights Agreement between Intellisync and Computershare Investor Services LLC as Rights Agent dated January 13, 2003 (includes Form of Certificate of Designations of Series A Participating Preferred Stock, Form of Rights Certificate and Summary of Rights) (incorporated by reference to Intellisync’s Report on Form 8-A filed on January 15, 2003)

4.6†	Certificate of Amendment of Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on February 3, 2004

4.7*	Certificate of Ownership and Merger as filed with the Secretary of State of the State of Delaware on February 17, 2004 (incorporated by reference to the similarly described exhibit in Intellisync’s Current Report on Form 8-K filed on February 18, 2004)

4.8*	Amended and Restated Bylaws (incorporated by reference to the similarly described exhibit in Intellisync’s Annual Report on Form 10-K for fiscal year ended July 31, 2002 filed on October 17, 2002)

4.9†	Indenture dated as of March 3, 2004, between Intellisync Corporation and U.S. Bank National Association, as Trustee

4.10†	Form of Note (included in Exhibit 4.9)

4.11†	Registration Rights Agreement, dated March 3, 2004, among Intellisync Corporation, as issuer and Morgan Stanley & Co. Incorporated, CIBC World Markets and Needham & Company, Inc.

5.1†	Opinion of Heller Ehrman White & McAuliffe LLP

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Intellisync Corporation

23.2	Consent of KPMG LLP, independent accountants for Synchrologic, Inc.

23.3†	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)

24.1†	Power of Attorney

25.1†	Statement of Eligibility of Trustee on Form T-1

*	Incorporated by reference.
†	Previously filed.